

SECL 07003021 :SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2007
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 46325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IXIS Asset Management Distributors, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Boylston Street
(No. and Street)

Boston (City) Massachusetts (State) 02116 (Zip Code)

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Beatriz Pina Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IXIS Asset Management Distributors, L.P., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Senior Vice President

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IXIS Asset Management Distributors, L.P.
(A wholly-owned subsidiary of IXIS Asset Management US Group, L.P.)
Index
December 31, 2006

Page(s)

IXIS Asset Management Distributors, L.P.

(A wholly-owned subsidiary of IXIS Asset Management US Group, L.P.)

Financial Statements

December 31, 2006



PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Partners of IXIS Asset Management Distributors, L.P.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of IXIS Asset Management Distributors, L.P. (the "Distributor," a wholly-owned subsidiary of IXIS Asset Management US Group, L.P.) at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Distributor's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedule on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2007

IXIS Asset Management Distributors, L.P.
(A wholly-owned subsidiary of IXIS Asset Management US Group, L.P.)
Statement of Financial Condition
December 31, 2006

(in thousands of dollars)

Assets		
Cash and cash equivalents	$	11,588
Accounts receivable, affiliates		371
Accounts receivable, other		295
Deferred commissions, net of accumulated amortization of $23,623		9,502
Prepaid expenses		162
Total assets	$	21,918
Liabilities and Partners' Capital		
Liabilities		
Accrued 12b-1 fees	$	7,676
Accrued broker payments		1,727
Accounts payable, affiliates		148
Accounts payable, other		137
Total liabilities		9,688
Partners' capital		
Limited partner		12,108
General partner		122
Total partners' capital		12,230
Total liabilities and partners' capital	$	21,918

The accompanying notes are an integral part of these financial statements.

IXIS Asset Management Distributors, L.P.
(A wholly-owned subsidiary of IXIS Asset Management US Group, L.P.)
Statement of Operations
Year Ended December 31, 2006

(in thousands of dollars)

Revenues	
Service and distribution fees	$ 54,157
Fee income from affiliates	20,314
Commission income	12,069
Less amounts remitted to broker/dealers	
Service and distribution fees	(41,564)
Commissions expense	(10,551)
Other revenues	
Other income	569
Dividend income	222
Total revenues, net	35,216
Expenses	
Distribution costs	18,668
Compensation and benefits	12,963
Other operating costs	265
	31,896
Net income	$ 3,320

The accompanying notes are an integral part of these financial statements.

IXIS Asset Management Distributors, L.P.
(A wholly-owned subsidiary of IXIS Asset Management US Group, L.P.)
Statement of Changes in Partners' Capital
Year Ended December 31, 2006

(in thousands of dollars)	General Partner	Limited Partner	Total
Balance at December 31, 2005	$ 58	$ 5,717	$ 5,775
Net income	33	3,287	3,320
Contribution of capital	31	3,104	3,135
Balance at December 31, 2006	$ 122	$ 12,108	$ 12,230

The accompanying notes are an integral part of these financial statements.

IXIS Asset Management Distributors, L.P.
(A wholly-owned subsidiary of IXIS Asset Management US Group, L.P.)
Statement of Cash Flows
Year Ended December 31, 2006

(in thousands of dollars)

Cash Flow provided by (used in) operating activities		
Net income	$	3,320
Adjustments to reconcile net loss to net cash used for operating activities		
Changes in assets and liabilities		
Decrease in accounts receivable, affiliate		1,036
Increase in accounts receivable, other		(67)
Increase in deferred commissions		(6,083)
Increase in prepaid expenses		(83)
Increase in accrued 12b-1 fees		2,537
Increase in accrued broker payments		1,101
Increase in accounts payable, affiliates		148
Decrease in accounts payable, other		(239)
Net cash provided by operating activities		1,670
Cash flows provided by (used in) by financing activities		
Capital contributions		3,135
Net cash provided by financing activities		3,135
Net increase in cash and cash equivalents		4,805
Cash and cash equivalents, at beginning of year		6,783
Cash and cash equivalents, at end of year	$	11,588

The accompanying notes are an integral part of these financial statements.

(in thousands of dollars)

1. Organization and Summary of Significant Accounting Policies

Organization

IXIS Asset Management Distributors, L.P. (the "Distributor") is the national distributor for IXIS Advisor Funds, Loomis Sayles Funds, Hansberger Funds and the Delafield Fund, Inc. (collectively, the "Mutual Funds"), and a registered broker-dealer with the United States Securities Exchange Commission (the "SEC") and is a member of the NASD (formerly National Association of Securities Dealers). IXIS Distribution Corporation, which is a wholly-owned subsidiary of IXIS Asset Management Holdings, LLC, is the General Partner and has a 1% ownership interest in the Distributor. IXIS Asset Management US Group, L.P. (the "Operating Partnership" or the "Parent") is the Limited Partner and has a 99% ownership interest in the Distributor.

IXIS Asset Management Distributors, L.P. is wholly-owned by IXIS Asset Management US Group, L.P. ("IAM US Group") which is wholly-owned by IXIS Asset Management US Corp ("IAM US Corp"). IAM US Corp is wholly-owned by IXIS Asset Management Participations I, a French intermediate holding company which is owned by IXIS Asset Management Group ("IAM Group").

Effective November 17, 2006, Caisse Nationale des Caisses d'Epargne ("CNCE"), the principal shareholder of IAM Group, completed a transaction with Banque Fédérale des Banques Populaires ("BFBP"), which combined their asset management, investment banking, and financial services businesses to create Natixis. As a result of the transaction, each of CNCE and BFBP owns 34.5% of Natixis. The remaining 31% ownership is publicly owned, with shares listed on the Euronext exchange in Paris, France.

The IXIS Advisor Funds consist of 23 open-end registered investment companies or mutual funds, which offer a combination of Class A, B, C and Y shares for sale to the public. The funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of sales charges and distribution fees paid by the shareholder or mutual fund. Service and distribution fees earned by the Distributor are based on a percentage of Fund net assets; as a result the Distributor's revenues may fluctuate based on the performance of financial markets.

The Loomis Sayles Funds consist of nine open-end registered investment companies or mutual funds, which offer a combination of Retail, Administrative and Institutional class shares for sale to the public. The funds are distributed principally within the United States. The share classes are distinguished by the amount of distribution fees paid by the shareholder or mutual fund. Marketing and sales support and distribution fees earned by the Distributor are based on a percentage of fund net assets; as a result the Distributor's revenues may fluctuate based on the performance of financial markets.

The Delafield Fund, Inc. is distributed principally within the United States. Fees earned by the Distributor are based upon a percentage of the funds net assets; as a result, the Distributor's revenues may fluctuate based on the performance of financial markets.

The Hansberger Funds consist of four open-end registered investment companies or mutual funds. The funds are distributed principally within the United States. Fees earned by the Distributor are based upon a percentage of the Funds net assets; as a result, the Distributor's revenues may fluctuate based on the performance of financial markets.

(in thousands of dollars)

The Company also acts as a marketing agent for affiliated advisors in the following products: Separate Accounts, Institutional Money Management, Mutual Funds, Variable Annuities and Variable Life products.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of a money market mutual fund (sponsored by a related party, see Note 3), held in a nationally chartered bank and other highly liquid financial instruments, each with original maturities of 90 days or less, and readily convertible to known amounts of cash. A portion of the cash held in the nationally chartered bank, which results from the timing of distribution fees received from the funds and paid to distributors, exceeds federal insurance limits.

Accounts Receivable

Accounts receivable primarily includes receivables due from affiliates which are settled monthly. On a periodic basis, the Distributor evaluates its accounts receivable for collectibility, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary as amounts due are based on contractual arrangements and collectibility is reasonably assured.

Deferred Commission

Included in other assets are commissions paid to third parties on certain mutual fund sales. The Distributor pays a stated percentage to brokers for certain mutual fund sales. Such amounts are amortized and recognized as an expense over a one-year period from payment. These assets are presented net of amortization in the statement of financial condition.

Prepaid Expenses

The prepaid expense account consists of payments that were made in advance for maintenance contracts and licenses, insurance and miscellaneous fees.

Accrued 12b-1 Fees

Accrued 12b–1 fees consist of brokers' fees that are paid based on a percentage of a Mutual Fund's average net assets.

Accrued Broker Payments and Commissions

Included in accrued broker payments and commissions are payments to broker-dealers over and above the standard pricing in accordance to a contract between the broker dealer firm and the Distributor. The account also consists of accrued commissions on Class B and Class C shares.

Accounts Payable

Accounts payable consist primarily of payments due to affiliates for certain services received.

Service and Distribution Income

Fee income from affiliates and service and distribution fees (collectively "12b-1 income") is earned by the Distributor as a percentage of a fund's average daily net assets. Service and distribution fees earned on Class A, B and C mutual fund shares are presented gross in revenue. The amount remitted to selling brokers is recorded in the statement of operations.

(in thousands of dollars)

Commissions are earned on the sale of Class A Mutual Fund shares. The amount remitted (related to the agreed upon dealer concessions paid to the selling brokers) is recorded in the statement of operations.

Income Taxes
As the Distributor is a partnership, taxable income or loss is reportable by the limited and general partners on their individual income tax returns. Accordingly, no provisions or benefit from income taxes has been included in these financial statements.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Transactions with Related Parties

The Distributor provided certain distribution support services during 2006 to IXIS Asset Management Advisors, L.P. (the "Advisor"), a subsidiary of IXIS Asset Management US Group, L.P. Fee income from such services, for the period January 1, 2006 to December 31, 2006 is the Separate Account commissions accrued each month, which amounted to $2,441.

The Distributor provided certain Distribution/Marketing and Sales Support to Loomis Sayles, L.P., a subsidiary of IXIS Asset Management US Group, L.P. during 2006. Fees related to such services totaled $2,936 for Distribution of the Loomis Sayles No-Load Funds, $13,392 for Marketing & Sales Support Fees on the IXIS Advisor Load Funds, and $5,750 for revenue sharing with respect to the Loomis Sayles No-Load Funds. Revenue sharing payments are made to Broker Dealers to support technology and training fees in excess of 12b-1 payments.

The Distributor receives certain fees from Capital Growth Management and AEW Capital Management, both subsidiaries of IXIS Asset Management US Group, L.P. for Marketing and Distribution services of their products. These fees totaled $1,009 and $484, respectively, during 2006. Marketing and distribution fees earned by the Distributor are based on a percentage of fund net assets; as a result, the Distributor's revenue may fluctuate based on the performance of financial markets.

The Distributor receives a distribution fee from the Delafield Fund, Inc., a fund managed by Delafield Asset Management, a wholly-owned subsidiary of IXIS Asset Management U.S. Group. The fee earned by the Distributor totaled $52 during 2006.

The Distributor entered into an Expense Agreement effective January 1, 2003, amended July 1, 2004, which stipulates that, IXIS Asset Management Advisors, L.P., a subsidiary of IXIS Asset Management US Group, L.P. will bear certain expenses of the Distributor. Expenses include, but are not limited to salary and benefits; occupancy and equipment; distributions costs including travel; meals and entertainment; seminars; promotions; research and fulfillment; system and telecommunications; professional fees including certain audit fees; legal and consulting fees and other operating expenses.

(in thousands of dollars)

The Distributor invests funds in an account with Reich & Tang Institutional Daily Income Fund, a fund managed and offered by an affiliate, that pays dividends at a floating rate (5.15% as of December 31, 2006). The Distributor had $5,934 invested in this account at December 31, 2006, included in "Cash and Cash Equivalents" on the statement of financial condition, and dividend income earned on this account during 2006 was $222.

All intercompany transactions are charged or credited through intercompany accounts and settled in the normal course of business. Such transactions may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

4. Partners' Capital

The Parent and the General Partner contributed capital to the Distributor amounting to $3,135 during 2006 and $307 in 2005.

5. Net Capital Requirement

The Distributor is subject to the SEC's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Distributor is a nonclearing broker and does not carry customers' accounts on its books. At December 31, 2006, the Distributor had net capital of $1,751, which was $1,105 in excess of its required net capital of $646. The Distributor's net capital ratio was 18.07 to 1.

IXIS Asset Management US Group, L.P. has committed to fund operations in accordance with current funding needs of the Distributor.

The Distributor claims exemption from Rule 15c3-3, under paragraph (k)(I). Because of this exemption, the Distributor has not included the schedules, *Computation for Determination of Reserve Requirements Under Rule 15c3-3,* or *Information for Possession or Control Requirements Under Rule 15c3-3.*

6. Variable Compensation

The Distributor has variable compensation plans that award payments to certain employees, which are generally dependent upon sales and asset levels. Variable Compensation expense amounted to $12,963 during 2006 and $8,966 during 2005. This amount is included in Compensation and Benefits in the statement of operations.

7. Commitments and Contingencies

In the normal course of business, the Distributor may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Distributor under these arrangements is unknown, as this would involve future claims that may be against the Distributor that have not yet occurred. However, based on experience, the Distributor expects the risks of loss to be remote.



PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

To the Partners of IXIS Asset Management Distributors, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of IXIS Asset Management Distributors, L.P. (the "Distributor") for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Distributor's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Distributors internal control. Accordingly, we do not express an opinion on the effectiveness of the Distributors internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Distributor, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exceptive provisions of Rule 15c3-3.

Because the Distributor does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Distributor in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of the Distributor is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Distributor has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Distributor's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Distributor, management, the NASD, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2007

IXIS Asset Management Distributors, L.P.
Supplementary Information
Pursuant of Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2006

The accompanying Schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

IXIS Asset Management Distributors, L.P.
(A wholly-owned subsidiary of IXIS Asset Management US Group, L.P.)
Supplementary Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2006

(in thousands of dollars)

Net Capital	
Total Partners' Capital	$ 12,230
Deductions	
Nonallowable assets included in Statement of Financial Condition	
Accounts receivable, affiliates	252
Accounts receivable, other	414
Deferred commission	9,502
Prepaid expenses	162
Other deductions and/or charges	31
Net capital before haircuts on securities positions (tentative net capital)	1,869
Haircuts on securities	118
Net capital	$ 1,751
Aggregate Indebtedness	
Total liabilities or aggregate indebtedness	$ 9,688
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25,000)	$ 646
Net capital in excess of requirement	$ 1,104
Excess net capital at 1,000%	$ 782
Ratio of aggregate indebtedness to net capital	18.07:1

Statement pursuant to paragraph (d) (4) of Rule 17a-5

There are no material differences between this computation of net capital and that included in the Distributor's unaudited December 31, 2006 FOCUS report.


END